Mail Stop 6010

March 2, 2007

VIA U.S. MAIL and FACSIMILE 852-2691-1724

Cathy Kit Teng Pang
Director of Finance
Unit 1106-1110
11/F, Star House
3 Salisbury Road
Tsimshatsui
Kowloon, Hong Kong

        RE: Bonso Electronics International Inc.
                 Form 10-K for the fiscal year ended March 31, 2006
                 Filed September 29, 2006
                 File No. 000-17601

Dear Ms. Kit Teng Pang:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended March 31, 2006

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-5

1.   Please tell us about the nature of and basis in GAAP for the $150,000 reversal of
        software impairment. Under US GAAP it is not normally appropriate reverse an
        impairment charge. Please be specific in supporting the accounting.

2.   We note the caption "capital lease inception/(payments)." Tell us why it is
        appropriate to reflect the inception of capital leases in the body of the cash flow
        statement. Refer to paragraph 32 to SFAS 95.

3.   Please tell us how your measurement of the affect of changes in exchange rates on
        cash balances is consistent with paragraph 25 and Example 2 of Appendix C to
        SFAS 95. In that regard, also tell us why it is appropriate to present the
        cumulative translation adjustment as an item on the cash flow statement.

Note 1. Description of business and significant accounting policies, page F-7

(f) Long-Lived Assets Including Goodwill and Other Acquired Intangible Assets,
page F-8

4.   We reference the goodwill impairment recognized on your scales business during
        the year ended March 31, 2006. In future filings, please disclose the method of
        determining the fair value of the associated reporting unit. For example, you
        should disclose whether the fair value was determined using quoted market prices,
        prices of comparable businesses, a present value or other technique. Your
        disclosure that the fair value was based upon "internal models" is not specific.
        Refer to paragraph 47(b) of SFAS 142.

(h) Other Intangible Assets, page F-9

5.   In future filings please expand to describe the nature of the taxi licenses. Please
        also disclose the business purpose in holding those licenses and the basis for the
        50 year life. We do not see a description of a taxi business in your filing.
        Accordingly, please also clarify how any impairment would be identified and
        measured.

Note 14. Stock Options and Bonus Plans, page F-23

6.   In future filings please provide the stock options summary provided under Note 14(b) for each year for which an income statement is provided. Currently, the summary is only provided for the two most recent fiscal years. Refer to the disclosure requirements of both SFAS 123 and SFAS 123(R).

7.   We see that the assumptions for volatility and expected life of options used in the Black Scholes model to determine pro forma compensation under SFAS 123 changed significantly from fiscal year 2005 to 2006. In future filings please disclose how you determine the subjective assumptions used in valuing stock options and describe the reasons for any significant changes in those assumptions from period to period.

Note 15. Business Segment Information, page F-25

8.   We see that the amount of net expense attributed to "Corporate" was $3.7 million in 2006, $217,000 in 2005 and $4.2 million in 2004. In future filings please disclose reasons for significant changes in amounts allocated to the corporate function.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant